UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

LIVE CARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	83-1151012
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

12646 South Fort St, Suite 240

Draper, UT 84020

(Address of Principal Executive Offices)

(941) 225-6699

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Live Care, Inc.as of June, 30 2020.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words “may,” “would,” “could,” “should,” “expects,” “projects,” “anticipates,” “believes,” “estimates,” “plans,” “intends,” “targets” or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

LiveCare had no revenues during the six months ended June 30, 2020 and 2019.

General and administrative expenses increased by $562,704 in the six months ended June 30, 2020 to $924,775, compared to $362,071 during the six months ended June 30, 2019. The decrease was mainly due to a $315,900 increase in common stock for services as we all an $124,109 increase in consulting and contract labor in preparation for commencement of operations, we had no such expenses in the 2019 comparable period. Other increases include $22,800 in advertising and marketing, $30,699 increase in legal and professional fees and a $19,484 increase in rent expense.

Officer and director salaries were $223,776 during the six months ended June 30, 2020, compared to $67,000 during the six months ended June 30, 2019. The $156,776 increase is due to the establishment of employment agreements with our officers and directors during 2019 and 2020, previously, we were accruing minor monthly amounts until we could establish operations.

We incurred an operating loss of $1,148,551 during the six months ended June 30, 2020, as compared to an operating loss of $429,071 in the six months ended June 30, 2019. The $719,480 increase is due to the increases in officer and director salaries and general and administrative expenses as discussed above.

We incurred total other expense of $862,518 during the six months ended June 30, 2020, as compared to income of $665 in the six months ended June 30, 2019. The $863,183 increase, is mainly due to a $680,000 loss on issuance of convertible debt and $183,552 in debt discount amortization expense as a result of the issuance of common stock as inducement to convertible note holders.

Net loss totaled $2,011,069, or $0.12 per share, in the six months ended June 30, 2020, compared to a net loss of $428,406, or $0.03 per share in the six months ended June 30, 2019.

2

Liquidity

Current assets at June 30, 2020 totaled $976,386 in cash and $7,100 in prepaid expenses, as compared to $244,944 in cash at December 31, 2019.

During the six months ended June 30, 2020, our operating activities used net cash of $693,967 compared to $198,736 in the comparable 2019 period. The main reason for the difference is the $1,582,663 increase in net loss as discussed above, partially offset by a $1,143,133 increase in non-cash adjustments to net loss, mainly a $680,000 loss on issuance of convertible debt and $183,552 in debt discount amortization expense as a result of the issuance of common stock as inducement to convertible note holders, as well as an increase of $279,400 in common stock issued for services. The above increase is partially offset by a net increase of $55,701 in liabilities in 2020 from 2019.

Cash used in investing activities was $9,291 in the six months ended June 30, 2020 period and $0 in the comparable 2019 period. Cash payments in 2020 were made in the amounts of $5,680 and $3,611 for the development of an application and purchase of furniture and equipment, respectively.

Financing activities provided $673,700 in cash from the issuance of common stock and $761,000 from the issuance of convertible notes payable in the six months ended June 30, 2020. We had $225,000 from the issuance of common stock for cash during the six months ended June 30, 2019.

At June 30, 2020, the Company had working capital $779,456, as compared to $162,935 at December 31, 2019.

Item 2. Other Information

None

3

Item 3. Financial Statements

LIVECARE, INC.

UNAUDITED BALANCE SHEETS

	June 30, 2020	December 31, 2019
CURRENT ASSETS

Cash	$976,386	$244,944
Prepaid expenses	7,100	-
Total current assets	983,486	244,944

FIXED ASSETS
Application development	5,680	-
Furniture and fixture, net	3,430	-
Total Fixed Assets, Net	9,110	-

TOTAL ASSETS	992,596	244,944

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	1,880	7,549
Accrued wages	18,598	74,460
Convertible notes payable, net of $577,448	183,552	-
Total Current Liabilities	204,030	82,009

Stockholders’ equity:
Common stock; $0.01 par value, 100,000,000 shares authorized, 17,016,900 and 15,934,900 shares issued and outstanding, respectively	170,169	159,349
Additional paid-in capital	2,121,379	1,050,199
Stock subscriptions receivable	-	(113,700)
Common stock to be issued	1,441,000	-
Accumulated deficit	(2,943,982)	(932,913)
Total stockholders’ equity	788,566	162,935

Total liabilities and stockholders’ equity	$992,596	$244,944

The accompanying notes are an integral part of these unaudited financial statements.

4

LIVECARE, INC.

UNAUDITED STATEMENT OF OPERATIONS

	For the Six Months Ended
	June 30,
	2020	2019
Operating Expenses:
General and administrative	$924,775	$362,071
Compensation expense	223,776	67,000
Total operating expenses	1,148,551	429,071

Loss before other expenses	(1,148,551)	(429,071)

Other Income (Expense):
Loss on issuance of convertible debt	(680,000)	-
Amortization of debt discount	(183,552)	-
Interest income	1,034	665
Total other income (expense)	(862,518)	665

Loss before income taxes	(2,011,069)	(428,406)

Provision for income taxes	-	-

Net Loss	$(2,011,069)	$(428,406)

Basic loss per common share	$(0.12)	$(0.03)

Basic weighted average common shares outstanding	16,798,219	13,301,702

The accompanying notes are an integral part of these unaudited financial statements.

5

LIVECARE, INC.

UNAUDITED STATEMENT OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,011,069)	$(428,406)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Depreciation	181	-
Amortization of debt discount	183,552	-
Common stock issued for services	522,000	242,600
Loss on issuance of convertible notes	680,000	-
Changes in operating assets and liabilities:
Decrease in prepaid assets	(7,100)	7,000
Increase in accounts payable	(5,669)	(325)
Increase in accounts payable and salaries payable - related party	(55,862)	(19,605)
Net cash used in operating activities	(693,967)	(198,736)

Cash flows from investing activities:
Payments for application development	(5,680)	-
Purchase of furniture and equipment	(3,611)	-
Net cash provided by financing activities	(9,291)	-

Cash flows from financing activities:
Proceeds from the sale of common stock	673,700	225,000
Proceeds from issuance of convertible notes payable	761,000	-
		-
Net cash provided by financing activities	1,434,700	225,000

Net change in cash	731,442	26,264
Cash, beginning of period	244,944	84,810

Cash, end of period	$976,386	$111,074

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
Convertible debt discount from common shares to be issued	$761,000	$-

The accompanying notes are an integral part of these unaudited financial statements.

6

LIVECARE, INC.

(FORMERLY GULF CHRONIC CARE, INC.)

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Stock Subscription	Common Stock to be	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Issued	Deficit	Equity
Balance, December 31, 2018	10,950,000	$109,500	$85,500	$-	$-	$(171,220)	$23,780
Common stock issued for services	2,376,000	24,260	218,340	-	-	-	242,600
Common stock issued for cash	2,010,000	20,100	204,900	-	-	-	225,000
Net loss for the six months ended June 30, 2019	-	-	-	-	-	(428,406)	(428,406)
Balance, June 30, 2019	15,336,000	$153,860	$508,740	$-	$-	$(599,626)	$62,974

	Common Stock		Additional Paid-in	Stock Subscription	Common Stock to be	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Issued	Deficit	Equity
Balance, December 31, 2019	15,934,900	$159,349	$1,050,199	$(113,700)	$-	$(932,913)	$162,935
Common stock issued for services	522,000	5,220	516,780	-	-	-	522,000
Common stock issued for cash	560,000	5,600	554,400	-	-	-	560,000
Cash received for stock subscription receivable	-	-	-	113,700	-	-	113,700
Common shares to be issued for convertible note inducement	-	-	-	-	1,441,000	-	1,441,000
Net loss for the six months ended June 30, 2020	-	-	-	-	-	(2,011,069)	(2,011,069)
Balance, June 30, 2020	17,016,900	$170,169	$2,121,379	$-	$1,441,000	$(2,943,982)	$788,566

The accompanying notes are an integral part of these unaudited financial statements.

7

LIVECARE, INC.

Notes to Unaudited Financial Statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of LiveCare, Inc. (“LiveCare”, or the “Company”). LiveCare was incorporated on July 10, 2018, under the laws of the State of Delaware.

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic in the Gulf Cooperation Council countries. Through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness, LiveCare improves health, outcomes, lowers risks and vastly reduces the cost of care.

a. Basis of Presentation

The accompanying unaudited interim financial statements of LiveCare have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in LiveCare’s audited financial statement as of and for the period ended December 31, 2019. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim period presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2019 have been omitted.

b. Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Revenue Recognition Policy

The Company recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. The Company has not generated any revenues since its inception.

e. Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

8

f. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable, and accrued liabilities approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

g. New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

h. Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation over estimated useful lives of between three and five years and includes expenditures that substantially increase the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in other income. Property and equipment was $3,430 and $0 at June 30, 2020 and December 31, 2019, respectively. Depreciation expense was $181 and $0 for the six months ended June 30, 2020 and 2019, respectively.

i. Application Development

Costs incurred in application development are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, whereby, they are either capitalized or expensed depending on both the nature of the costs and the phase of development in which they are incurred. Costs incurred for implementation activities during the preliminary and post-implementation phases of a project are expensed as incurred, while costs incurred during the application development phase are generally capitalized. Capitalized application development costs are amortized over the estimated useful life. Costs to upgrade or enhance existing applications are capitalized if the changes result in additional functionality, but to expense costs if functionality is not improved. When it is no longer probable that applications being developed will be used, capitalization should cease and the asset should be evaluated for impairment. Capitalization of development costs should cease and amortization of accumulated costs should begin when the software is ready for its intended use. Capitalized application development costs were $5,680 and $0 as of June 30, 2020 and December 31, 2019, respectively.

9

j. Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There have been no such losses recognized since inception.

k. Basic and Diluted Loss Per Share

LiveCare presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. There were potential dilutive instruments outstanding at June 30, 2020.

l. Income Taxes

LiveCare files income tax returns in the U.S. federal jurisdiction, and the state of Delaware. LiveCare’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - RELATED PARTY TRANSACTIONS

As of June 30, 2020 and December 31, 2019, LiveCare owes back due wages under employment agreements to its President and CEO in the amount of $18,598 and $69,000, respectively, and its Chairman $0 and $5,460, respectively.

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the year ended December 31, 2019, LiveCare issued a total of 2,426,000 shares of common stock for services valued at $242,600, or $0.01 per share.

During November 2019, LiveCare issued a total of 50,000 shares of common stock for services valued at $50,000, or $1.00 per share.

Between January and June 2019, LiveCare issued a total of 2,010,000 shares of common stock for cash of $225,000, or approximately $0.11 per share.

Between August and December 2019, LiveCare issued a total of 498,900 shares of common stock for cash of $385,500 and subscriptions receivable of $113,700, or approximately $1.00 per share.

During the year ended December 31, 2019, LiveCare paid $1,952 in stock issuance costs related to sales of stock for cash.

10

During the six months ended June 30, 2020, the Company received $113,700 in cash for subscriptions receivable.

During the six months ended June 30, 2020, LiveCare sold 560,000 shares of common stock for cash of $560,000, or $1.00 per share.

During the six months ended June 30, 2020, LiveCare issued 522,000 shares of common stock for services valued at $522,000, or $1.00 per share.

NOTE 4 - CONVERTIBLE BRIDGE LOAN AGREEMENT

During the six months ended June 30, 2020, LiveCare issued Convertible Bridge Loan Agreements totaling $761,000 in twenty five individual notes. The Convertible Bridge Loan Agreements are due after 180 days, accrue interest at 12% per annum, are unsecured, and principal and interest are convertible at the option of the holder into common stock of the Company at $1.00 per share, the fair value of the Company’s common stock on the dates of issuance.

As an inducement, each Convertible Bridge Loan Agreement holder was also granted either one or two shares of LiveCare common stock for each dollar lent to the Company. A total of 1,441,000 shares of common stock were granted, with a total value of $1,441,000, $761,000 being ascribed to debt discount and $680,000 recorded as loss on issuance of notes. The granted shares have not been issued as of June 30, 2020 and have been temporarily recorded as common shares to be issued.

NOTE 4 - GOING CONCERN

LiveCare’s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare’s ability to continue as a going concern are as follows:

LiveCare is currently seeking funding for the start-up of operations and plans to enter into several financing transactions. The continuation of LiveCare as a going concern is dependent upon its ability to generating profitable operations that produce positive cash flows. If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

During July through October 2020, LiveCare issued Convertible Bridge Loan Agreements totaling $251,500 in nineteen individual notes. The Convertible Bridge Loan Agreements are due after 180 days, accrue interest at 12% per annum, are unsecured, and principal and interest are convertible at the option of the holder into common stock of the Company at $1.00 per share, the fair value of the Company’s common stock on the dates of issuance.

As an inducement, each Convertible Bridge Loan Agreement holder was granted two shares of LiveCare common stock for each dollar lent to the Company. A total of 503,000 shares of common stock were granted, with a total value of $503,000, $251,500 being ascribed to debt discount and $251,500 recorded as loss on issuance of notes.

During August 2020, the Company issued 1,441,000 shares of common stock for previously issued Convertible Bridge Loan Agreements.

During August 2020, the Company issued 1,000,000 shares of common stock for a six month investor relations services agreement valued at $1.00 per share.

During August 2020, the Company issued a total of 907,000 shares of common stock for consulting services valued at $1.00 per share, or $907,000.

During August 2020, the Company issued 1,500,000 shares of common stock for bonus compensation to its Chairman, 500,000 shares of common stock for bonus compensation to its Chief Executive Officer and Director and 500,000 shares of common stock for bonus compensation to a Director. All shares were valued at $1.00 per share, or a total of $2,000,000.

11

Item 4. Exhibits

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 20, 2020.

LIVE CARE, INC

By:	/s/ Max Rockwell
Name:	Max Rockwell
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on October 20, 2020.

/s/ Max Rockwell
Name:	Max Rockwell
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jim Dalton
Name:	Jim Dalton
Chairman of the Board

13